UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENNYMAC FINANCIAL SERVICES, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

70932M107
(CUSIP Number)

Jennifer L. Stier
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116
617-850-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HC Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5.	SOLE VOTING POWER

20,169,732 (1)
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH		20,169,732 (1)
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,169,732 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.03% (1)
12.	TYPE OF REPORTING PERSON (see instructions)

O

(1) Consists solely of shares of common stock of the Issuer. Please refer to the Explanatory Note under Item 1(a). hereof.

CUSIP No. 70932M107	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc. (the “Issuer”)

Explanatory Note:

On November 1, 2018, the transactions contemplated by a Contribution Agreement and Plan of Merger, dated August 2, 2018, were completed (the “Closing”) that established the Issuer as a new holding company above PNMAC Holdings, Inc., which was the predecessor and the former publicly-held and public-reporting company (the “Predecessor”). After the Closing, the Issuer began conducting all of the business and operations conducted by the Predecessor prior to the Closing.

In connection with the Closing, each share of Class A common stock of the Predecessor was converted on a one-for-one basis into common stock of the Issuer, each share of Class B common stock of the Predecessor, which held no economic rights, was cancelled for no consideration, and all Class A units of Private National Mortgage Acceptance Company, LLC were contributed to the Issuer and exchanged on a one-for-one basis for shares of common stock of the Issuer. Accordingly, all 20,169,732 Class A units held by HC Partners LLC prior to the Closing were converted into 20,169,732 shares of common stock of the Issuer after the Closing.

(b)	Address of Issuer’s Principal Executive Offices
3043 Townsgate Road, Westlake Village, California 91361

Item 2.

(a)	Name of Person Filing

HC Partners LLC

(b)	Address of the Principal Office or, if none, residence

200 Clarendon Street, 59th Floor Boston, Massachusetts 02116

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.0001 par value

(e)	CUSIP Number 70932M107

Item 3.  If this statement is filed pursuant to 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 70932M107	13G/A	Page 4 of 6 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,169,732 (1)

(b)	Percent of class: 26.03% (1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 20,169,732

	(ii)	Shared power to vote or to direct the vote - 0 -.

	(iii)	Sole power to dispose or to direct the disposition of 20,169,732

	(iv)	Shared power to dispose or to direct the disposition of – 0 -.

(1)	Please refer to the Explanatory Note under Item 1(a). hereof.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 70932M107	13G/A	Page 5 of 6 Pages

Item 10.Certification.

Not applicable.

CUSIP No. 70932M107	13G/A	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
Date

HC Partners LLC

/s/ Jennifer L. Stier
Signature

Jennifer L. Stier, Authorized Signatory
Name/Title